UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ITURAN LOCATION AND CONTROL, LTD.
(Exact name of registrant as specified in its charter)

N/A	001-32618	Israel
(I.R.S. Employer Identification No.)	(Commission File Number)	(State or other jurisdiction of incorporation)

3 Hashikma Street, Azour, Israel	5800182
(Address of principal executive offices)	Zip Code

Eli Kamer, Chief Financial Officer Ituran Location and Control Ltd. 3 Hashikma Street, Azour, Israel, Tel: 972-3- 5571314, Facsimile: 972-3-5571327
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Ituran Location and Control, Ltd.'s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.ituran.com as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibits

Reference is made to Section 2, Item 2.01 of this Report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ITURAN LOCATION AND CONTROL, LTD.
By:	/s/ Eyal Sheratzky	Date: May 27, 2021
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

INDEX TO EXHIBITS FILED WITH
FORM SD SPECIAL DISCLOSURE REPORT DATED May 27, 2021

Exhibit No.	Item
1.01	Conflict Minerals Report